

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 30, 2009

Via U.S. Mail and facsimile to (5255) 2581-4422

Mr. Carlos José García Moreno Elizondo, CFO
América Móvil, S.A.B. de C.V.
Lago Alberto 366, Edificio Telcel I, Piso 1,
Colonia Anáhuac, 11320,
México D.F., México

> **Re: América Móvil, S.A.B. de C.V.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 30, 2009**
> **File Nos. 000-32245 and 001-16269**

Dear Mr. Elizondo:

    We have reviewed your letter submitted on September 21, 2009 in response to our comment letter dated August 28, 2009, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 20-F for the year ended December 31, 2008

Item 19. Exhibits

1.   We note your response to comment two in our letter dated August 28, 2009. Please amend your Form 20-F to comply with our previous comment. In addition, we note the second paragraph of your response and are unable to agree. Please revise to remove any potential implication that the information in the agreements does not constitute public disclosure under the federal securities laws, including your statement that the representations and warranties contained in the agreements may not describe your actual state of affairs at the date hereof.

                                    Sincerely,

                                    /s/ Larry Spirgel
                                    Larry Spirgel
                                    Assistant Director